UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration numbers: 33-50273 and 333-208411

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

Date:   June 28, 2017

By: _/s/ Kyle Scheidler
      Kyle Scheidler
      Group Manager

EXHIBIT INDEX

23	Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees' Savings Plan

Plan #002
EIN# 66-0676831

Financial Statements as of and for the
Years Ended December 31, 2016 and 2015,
Supplemental Schedules as of and for the
Year Ended December 31, 2016, and Report of Independent
Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

	Notes to Financial Statements as of and for the Years Ended December 31, 2016 and 2015	4-9

SUPPLEMENTAL SCHEDULES:		10

	Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	11

	Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2016	12

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 27, 2017

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS:
Investments — at fair value:
Cash	$ 25	$ 33,330
The Procter & Gamble Company common stock	15,787,618	16,412,935
The J.M. Smucker Company common stock	69,537	71,167
Common Collective Trust	118,115	-
Mutual funds	16,899,168	17,033,186

Total investments	32,874,463	33,550,618

Receivables:
Other	3,103	3,348
Notes receivable from participants	9,301	13,891

Total receivables	12,404	17,239

Total assets	32,886,867	33,567,857

LIABILITY — Excess contributions payable	15,064	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 32,871,803	$ 33,567,857

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS:
Contributions:
Participant contributions	$ 348,708	$ 826,780
Employer contributions	90,227	216,852

Total contributions	438,935	1,043,632

Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	2,112,530	(2,861,012)
Dividends and interest	854,299	885,593

Net investment income/(loss)	2,966,829	(1,975,419)

Total additions, net	3,405,764	(931,787)

DEDUCTIONS:
Benefits paid to participants	4,086,689	2,991,756
Administrative expenses	15,129	16,179

Total deductions	4,101,818	3,007,935

NET (DECREASE) IN NET ASSETS	(696,054)	(3,939,722)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,567,857	37,507,579

End of year	$ 32,871,803	$ 33,567,857

See notes to financial statements

THE PROCTER & GAMBLE COMMERCIAL COMPANY
 EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN
The following description of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General — The Plan is a defined contribution plan covering all eligible employees of Procter & Gamble Commercial, LLC (the "Plan Sponsor") and Olay LLC, (collectively, the "Companies"), subsidiaries of The Procter & Gamble Company (P&G). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In May 2015, P&G announced the closure of the Cayey manufacturing facility, affecting 200-250 employees.  This action has significantly reduced the participation in this Plan.
Effective August 28, 2015, a new custodian and recordkeeper were appointed. Plan assets transferred to the new custodian, Northern Trust, were transferred into funds comparable to those offered by the previous custodian, J.P. Morgan Chase Bank. At the same time, the recordkeeper transferred from Empower to AON. The conversion initiated a blackout period beginning August 28, 2015, and continuing through September 9, 2015. During the blackout period, funds could not be applied to participant-selected funds with the new custodian or withdrawn from the Plan until the custodian had time to accurately complete the conversion. During the period, employee contributions continue to be made through payroll deductions, and the contributions were deposited and held in the income fund until the completion of the blackout period. At the end of the blackout period, these funds were transferred to the investment options requested by each participant.
Contributions — Each year, participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Companies contribute 40% of the first 5% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Companies contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments — Participants direct the investment of their contributions and account balances into various investment options offered by the Plan. The Companies' contributions are automatically invested in The Procter & Gamble Company common stock ("P&G common stock"). The Plan currently offers seven mutual funds (including a money market mutual fund) as investment options for participants.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Companies' contributions plus actual earnings thereon are 100% vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability or death while employed by the Companies.
Payment of Benefits — On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Notes Receivable from Participants — New loans to participants are not permitted under the Plan. Participant loans included in the accompanying statement of net assets available for benefits represent outstanding loans granted to participants of The Gillette Company Employees' Savings Plan prior to its merger with the Plan on September 4, 2009.
Forfeited Accounts — At December 31, 2016 and 2015, forfeited non-vested accounts totaled $5,770 and $4,285, respectively. These accounts can be used to reduce future employer contributions.  There were no employer contributions reduced for the years ended December 31, 2016 and 2015.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, a common collective trust fund, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held throughout the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent terminated participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rican Internal Revenue Code (the "PRIRC") limits. As of December 31, 2016 the plan had excess contributions payable to participants of $15,064. As of December 31, 2015, the Plan had no excess contributions payable to participants.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 at December 31, 2016 and 2015, respectively.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Cash  — Held primarily in short-duration, highly liquid securities, which are valued at cost plus accrued interest.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.  For the years ended, December 31, 2016 and 2015, there were no transfers between levels.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits.
Common Collective Trust Fund - As permitted by accounting principles generally accepted in the United States of America, the Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust fund. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for the common collective trust is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust fund measured at net asset value has not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2016 and 2015.
	Fair Value Measurements
	2016	2015
Cash - Level 1	$25	$33,330
Mutual funds - Level 1	16,899,168	17,033,186
Common Stock - Level 1	15,857,155	$16,484,102
Sub-Total - Level 1	32,756,348	33,550,618
Investments Measured at NAV - Common Collective Trust fund	118,115	-
Total	$32,874,463	$33,550,618

4.	NONPARTICIPANT-DIRECTED INVESTMENT
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (P&G common stock) as of December 31, 2016 and 2015, and for the years then ended, is as follows:
	2016	2015

Changes in net assets:
Contributions	$ 173,475	$ 535,202
Net appreciation/(depreciation) in fair value of investments	937,137	(2,500,565)
Dividends	521,049	552,889
Benefits paid to participants	(1,778,631)	(1,169,746)
Net transfers to participant-directed investments	(461,596)	(387,067)
Management fees	(16,751)	(6,507)

Net change	(625,317)	(2,975,794)

The Procter & Gamble Company common stock — beginning
of year	16,412,935	19,388,729

The Procter & Gamble Company common stock — end of
year	$ 15,787,618	$ 16,412,935

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are funds managed by Banco Popular and Northern Trust, including an interest bearing deposit account. Transactions with the recordkeeper, trustee, and custodian qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
At December 31, 2016 and 2015, the Plan held 187,770 and 206,687 shares, respectively, of P&G common stock, with a cost basis of $10,576,709 and $11,279,628, respectively. Related dividend income for the years ended December 31, 2016 and 2015, amounted to $521,049 and $552,889, respectively.
During the years ended December 31, 2016 and 2015, the Plan's investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $937,137 and depreciated in value by ($2,500,565), respectively.
6.	PLAN TERMINATION
Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated participants would become 100% vested in their accounts.

7.	TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012. The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is subject to routine audits by taxing jurisdictions at any time. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan's financial statements.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500
Reconciliation of net assets available for benefits as shown in the financial statements to those in the Form 5500 as filed by the Plan as of December 31, 2016 and December 31, 2015, is as follows:
	2016	2015

Net assets available for benefits per the financial statements	$ 32,871,803	$ 33,567,857
Certain deemed distributions of participant loans	(9,301)	(13,891)

Net assets available for benefits per Form 5500	$ 32,862,502	$ 33,553,966

For the year ended December 31, 2016, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:
Total benefits paid to participants per the financial statements	$ 4,086,689
Less previously deemed distributions of participant loans	(4,590)

Total distributions to participants per the Form 5500	$ 4,082,099

******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
EIN: 66-0676831
PLAN: 002

		Description of
	Identity of Issue	Investment	Cost	Fair Value

*	The Procter & Gamble Company	Common stock	$ 10,576,709	$ 15,787,618

	The J.M. Smucker Company	Common stock	**	69,537

	Vanguard FTSE All-World EX US Index Fund	Mutual fund	**	1,303,402

	Vanguard Balanced Index Fund	Mutual fund	**	3,678,853

	Vanguard Small Cap Index Fund	Mutual fund	**	3,057,001

	Vanguard Inflation Protected Securities Fund	Mutual fund	**	318,176

	Vanguard Total Bond Market Index Fund	Mutual fund	**	1,278,344

	Vanguard Prime Money Market-Inst Fund	Mutual fund	**	1,636,587

	Vanguard Institutional Index Fund	Mutual fund	**	5,626,805

*	Northern Trust Short Term Investment Fund	Common Collective Trust	**	118,115

*	Banco Popular de P.R. (Time Deposit)	Time deposit open account bearing interest at a variable rate (.3125% at Dec. 31, 2016)	**	25

	Total			$ 32,874,463

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
EIN: 66-0676831
PLAN: 002

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
				Current
				Value of
				Asset on Transaction Date	Net Gain on Sale
	Purchase Amount	Sales Amount	Cost of Asset
Description of Asset

The Procter & Gamble Company common stock	1,031,032	-	1,031,032	1,031,032
The Procter & Gamble Company common stock	-	(57) 2,578,818	(117) 1,732,357	2,578,818	846,461

NOTES:
(A) All transactions are related to Parties in Interest.
(B) The number in parentheses represents the number of transactions in the series.